December 19, 2024

Nicholas Zillges
Chief Executive Officer
Marathon Bancorp, Inc.
500 Scott Street
Wausau, WI 54403

        Re: Marathon Bancorp, Inc.
            Registration Statement on Form S-1
            Filed December 13, 2024
            File No. 333-283805
Dear Nicholas Zillges:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya Aldave at 202-551-3601 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Benjamin M. Azoff, Esq.